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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 22, 2014.

Press release

Luxottica announces the arrival of the co-CEO for Markets

Milan (Italy), October 22, 2014 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, today announced that the Chairman Leonardo Del Vecchio presented the profile of Adil Mehboob-Khan, candidate for the role of co-CEO for Markets, to the Board of Directors.

The Board of Directors appointed the independent director Marco Mangiagalli as a member of the Human Resources Committee in place of Roger Abravanel, who recently resigned from the Board of Directors.

The newly constituted Human Resources Committee met upon the Chairman’s invitation, acknowledged the professional profile of Adil Mehboob-Khan and gave its favorable opinion on the remuneration packages of the two future co-CEOs, Adil Mehboob-Khan and Massimo Vian.

The remuneration packages will be finalized and formally implemented once both co-CEOs have assumed their respective executive positions with the Company.

Chairman Leonardo Del Vecchio proposed to introduce Adil Mehboob-Khan to the Board at the meeting to be held on October 29, 2014 in order to seek approval and appoint him as a non-executive member of the Luxottica Board of Directors. The Chairman also proposed that, during the same meeting, the Board will appoint Massimo Vian as CEO for the Group, entrusting him on an interim basis with all executive responsibilities until Adil Mehboob-Khan joins Luxottica, which is expected to occur in early January 2015.

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In the appendix are the executive profiles of Adil Mehboob-Khan and Massimo Vian.

Contacts

Luxottica Group Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@luxottica.com	RLM Finsbury Edward Simpkins Tel: +44 207 251 3801 Mob: +447947740551 edward.simpkins@RLMFinsbury.com Rowley Hudson Tel: +44 207 251 3801 Mob: +447917211954 rowley.hudson@rlmfinsbury.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of uncertain global economic conditions on the Company’s business, fluctuations in exchange rates, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, failures in information technology, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Massimo Vian

Massimo Vian was born in Verona in 1973. Mr. Vian has built his career around diverse international experiences. He earned a degree in Management Engineering at the University of Padua, and thereafter moved to London in 1999. Here, following a stint in the marketing department of automotive company NACCO Materials Handling, he returned to his true passion, joining EFESO Consulting, a leading specialist in operations management and world class manufacturing, where he worked until the end of 2001.

He returned to Italy where he continued to gain experience in operations within the automotive sector, assuming roles of increasing responsibility, including as Director of Industrial Engineering for Key Safety Systems, a multinational specializing in car-safety systems. In this internationally-focused role, he was in charge of product development for English car manufacturers, as well as leading the rollout of industrial sites in Eastern Europe.

He joined Luxottica in May 2005 as head of its Industrial Engineering division, becoming part of the team of young managers who would contribute to the extraordinary development of the Company over the following decade.

After a year working between Italy and China, he became Operations Director for Asia. Over the following three and half years, he lived in China and was responsible for doubling the size of the Asian manufacturing arm, made up of 7,000 employees, at the highest levels of productivity and quality.

On the back of excellent results in Asia, he was recalled to Italy as Group Chief Operations Officer. For the first time, this position combined responsibility for research and development, engineering and global supply chain under one role. At the same time, he managed the North American lab network and the Oakley factory in California. In 2013, he was given the additional responsibility for Tecnol’s Brazilian site.

Mr. Vian distinguishes himself in his capacity for innovation, as he demonstrated in implementing Luxottica’s new Lean System, which revolutionized production processes throughout the global eyewear industry. His drive and passion for technology also led to the partnership with Google, with research and development teams working to introduce new wearable tech devices.

Mr. Vian is married, and is a motorcycle enthusiast.

Adil Mehboob-Khan

Adil Mehboob-Khan is a true world citizen and global leader. Born in London, his father from Pakistan and his mother Italian/Hungarian, he grew up in Rome before going to London University and graduating in Engineering. In 1987 he began his career in Procter & Gamble. This took him to lead large organizations across the globe with growing responsibilities on different product categories, and residing personally both in Europe and the US. Since 2011 he is President of Wella, which was acquired by Procter & Gamble in 2004. Wella counts approximately 4,000 employees in 50 countries, eight production facilities and Headquarters in Singapore, Los Angeles, Geneva and R&D centers in Frankfurt, Los Angeles, Cincinnati, Singapore and Beijing.

In the early part of his career Mr. Khan made a name for himself as one of the top marketing executives at P&G collecting a track record of successes while managing a vast portfolio of brands. He then worked in global innovation and design for P&G’s beauty sector. This led to a very fast track career to General Management — where he operationally led P&G’s largest beauty businesses across the US and Europe, achieving outstanding results. In 2009, he became the Vice President in charge of all the European retail beauty businesses. His eye for beauty, his passion for innovation and his ability to lead large and complex organizations resulted in his appointment to President of Global Salon Professional & Wella. Under his watch, Wella has transformed its strategy and flourished and Mr. Khan has made a high profile stance in the Salon Industry.

Mr. Khan is both a strategist and an operational expert, but stands out mostly for his powerful leadership skills. He believes in flat-delayered hierarchies where execution can happen quickly and where passion for winning and initiative should be unhindered.

He is married and has two teenage children. His hobbies are photography, scuba diving and theatre.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: October 23, 2014		MICHAEL A. BOXER
Group General Counsel